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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              PRIMARK CORPORATION

                           (Name of Subject Company)

                        MARQUEE ACQUISITION CORPORATION
                            THE THOMSON CORPORATION

    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   741903108
                     (CUSIP Number of Class of Securities)

                            MICHAEL S. HARRIS, ESQ.
                            THE THOMSON CORPORATION
                       METRO CENTER AT ONE STATION PLACE
                          STAMFORD, CONNECTICUT 06902
                                 (203) 969-8700
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                                    Copy to:
                            DAVID W. HELENIAK, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                 $913,518,708                                      $182,703.74

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.00, the per share tender offer price, by 24,039,966, the sum of the 20,308,103 currently outstanding shares of Common Stock sought in the Offer and the 3,731,863 shares of Common Stock subject to options that will be vested as of June 12, 2000.

**  Calculated as 1/50 of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:None                      Filing Party:Not Applicable
Form or Registration No.:Not Applicable          Date Filed:Not Applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

/X/

  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by
Marquee Acquisition Corporation, a Michigan corporation ("Purchaser"), an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, no par value per share, including associated common stock purchase rights (together, the "Shares"), of Primark Corporation, a Michigan corporation (the "Company"), at a purchase price of $38.00 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of June 5, 2000, among Thomson, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, the Shareholders Agreement dated as of June 5, 2000 among Thomson, Purchaser, Joseph E. Kasputys,
Stephen H. Curran and Michael R. Kargula, the Chief Executive Officer, Chief Financial Officer and General Counsel of the Company, respectively, the Guarantee, dated June 5, 2000, by Thomson in favor of Joseph E. Kasputys and the Letter Agreements, each dated as of June 5, 2000 between Primark Corporation and each of Joseph E. Kasputys, Michael R. Kargula and Stephen H. Curran, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.       FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

               Not applicable.

ITEM 12.       MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)         Offer to Purchase dated June 14, 2000.

(a)(2)         Form of Letter of Transmittal.

(a)(3)         Form of Notice of Guaranteed Delivery.

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees to Clients.

(a)(6)         Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.

(a)(7)         Summary Advertisement as published in THE WALL STREET
               JOURNAL on June 14, 2000.

(a)(8)         Joint Press Release issued by Thomson and the Company on
               June 5, 2000.*

(b)            None.

(c)            None.

(d)(1) Agreement and Plan of Merger, dated as of June 5, 2000, among Thomson, Purchaser and the Company.

(d)(2)         Confidentiality Agreement dated April 4, 2000, between
               Thomson and the Company.

(d)(3)         Shareholders Agreement, dated June 5, 2000, among Thomson,
               Purchaser, Joseph E. Kasputys, Stephen H. Curran and
               Michael R. Kargula.

(d)(4)         Guarantee, dated June 5, 2000, of Thomson in favor of
               Joseph E. Kasputys.

(d)(5)         Letter Agreement, dated June 5, 2000, between Primark
               Corporation and Stephen H. Curran.

(d)(6)         Letter Agreement, dated June 5, 2000, between Primark
               Corporation and Michael R. Kargula.

(d)(7)         Letter Agreement, dated June 5, 2000, between Primark
               Corporation and Joseph E. Kasputys.

(g)            None.

(h)            None.
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*  Incorporated by reference to Thomson's Schedule TO-C, filed June 5,
2000.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

               Not applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000

                                                       MARQUEE ACQUISITION CORPORATION

                                                       By:  /s/ MICHAEL S. HARRIS
                                                            -----------------------------------------
                                                            Name: Michael S. Harris
                                                            Title:  Vice President

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000

                                                       THE THOMSON CORPORATION

                                                       By:  /s/ MICHAEL S. HARRIS
                                                            -----------------------------------------
                                                            Name: Michael S. Harris
                                                            Title:  Senior Vice President and General
                                                                    Counsel

                                 EXHIBIT INDEX

EXHIBIT NO.

(a)(1)        Offer to Purchase, dated June 14, 2000.

(a)(2)        Form of Letter of Transmittal.

(a)(3)        Form of Notice of Guaranteed Delivery.

(a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

(a)(5)        Form of Letter from Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees to Clients.

(a)(6)        Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.

(a)(7)        Summary Advertisement as published in THE WALL STREET
              JOURNAL on June 14, 2000.

(a)(8)        Joint Press Release issued by Thomson and the Company on
              June 5, 2000.*

(b)           None.

(c)           None.

(d)(1) Agreement and Plan of Merger, dated as of June 5, 2000, among Thomson, Purchaser and the Company.

(d)(2)        Confidentiality Agreement dated April 4, 2000, between
              Thomson and the Company.

(d)(3)        Shareholders Agreement, dated June 5, 2000, among Thomson,
              Purchaser, Joseph E. Kasputys, Stephen H. Curran and
              Michael R. Kargula.

(d)(4)        Guarantee, dated June 5, 2000, of Thomson in favor of Joseph
              E. Kasputys.

(d)(5)        Letter Agreement, dated June 5, 2000, between Primark
              Corporation and Stephen H. Curran.

(d)(6)        Letter Agreement, dated June 5, 2000, between Primark
              Corporation and Michael R. Kargula.

(d)(7)        Letter Agreement, dated June 5, 2000, between Primark
              Corporation and Joseph E. Kasputys.

(g)           None.

(h)           None.
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*  Incorporated by reference to Thomson's Schedule TO-C, filed June 5,
2000.